DEPARTMENT 56 INC. LETTERHEAD




                    Investor Contacts:   Mark Kennedy/Tim Schugel
                                       Telephone: (612)  944-5600



           DEPARTMENT 56 REPORTS FIRST QUARTER RESULTS

         ORDER PATTERN SLIGHTLY IMPROVED DURING QUARTER

                 SHAREHOLDER RIGHTS PLAN ADOPTED

April 23, 1997 - Eden Prairie, MN - Department 56 today reported
revenue and earnings for the  quarter ended April 5, 1997.   For
the quarter, revenue was $45.7 million, compared to $59.0 million in the prior year. Net income for the quarter, excluding a duty refund of $370,000, was $8.5 million, or $.39 per share, compared to $12.0 million, excluding a duty refund of $200,000, or $.55 per share, in the prior year.

The pattern of orders improved slightly during the quarter, contributing to first quarter orders of $161 million, or 10% below the level achieved in the first quarter of 1996. Previously the Company announced an 11% drop in orders for comparable year-to-date periods ended February 19.

"First quarter results were in-line with expectations," said Susan Engel, President and CEO. "We are pleased that during a year in which we continue to address collectible retail inventory levels, our Christmas trim and tabletop/everyday categories are performing well."

Separately, the Company announced that the Board of Directors adopted a shareholder rights plan. Under the rights plan, each shareholder will receive a dividend of one right for each outstanding share of Department 56 common stock. Upon the occurrence of certain events involving a buyer acquiring a 20% or greater position in the company, all rights holders except the buyer will be entitled to purchase Department 56 stock at a discount. If Department 56 is acquired in a merger after such an acquisition, all rights holders except the buyer will also be entitled to purchase stock in the buyer at a discount.

Ms. Engel called the plan a prudent step to ensure that the Company's shareholders cannot be unfairly deprived of the long term value of their investment in the Company. The Plan was not adopted in response to any specific takeover threat or proposal.

Rights will be distributed to shareholders of record as of May 7, 1997, and will also apply to newly-issued shares after that date. The company may redeem the rights for $0.01 each at any time before a buyer acquires a 20% position in the company, and under certain other circumstances. The rights distribution is not taxable to shareholders. Details of the rights plan will be mailed to all Department 56 shareholders.

Department 56, Inc. is a leading designer and marketer of fine quality collectibles and other specialty giftware products sold
through gift and home accessory retailers.   The Company is best
known for its series of collectible, handcrafted lit ceramic and porcelain houses, buildings and related accessories in The Original Snow Village Collection and The Heritage Village
Collection.   In addition, Department 56, Inc. offers an
extensive line of holiday and home decorative products, including its Snowbabies collectible porcelain and pewter hand-painted figurines, Christmas decorative products and other giftware items.

                   # Financial Tables follow #

                       DEPARTMENT 56, INC.
              CONDENSED CONSOLIDATED BALANCE SHEETS
            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                            UNAUDITED


                             ASSETS
                                     April 5,      December 28,
                                       1997           1996
                                     --------       --------
CURRENT ASSETS
  Cash and cash equivalents         $  48,613      $  46,405
  Accounts receivable, net             34,740         35,603
  Inventories                          20,149         20,526
  Other current assets                  6,816          6,769
                                     --------       --------
      Total current assets            110,318        109,303

PROPERTY AND EQUIPMENT, net            12,120         12,318
GOODWILL AND TRADEMARKS, net          162,473        163,618
OTHER ASSETS                              498            494
                                     --------       --------
                                    $ 285,409      $ 285,733
                                    =========      =========

            LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
  Current portion of long-term debt $  20,000     $   20,000
  Accounts payable                      7,315          7,618
  Other current liabilities            16,664         13,688
                                     --------       --------
      Total current liabilities        43,979         41,306

DEFERRED TAXES                          7,670          7,670
LONG-TERM DEBT                         40,000         40,000
STOCKHOLDERS' EQUITY                  193,760        196,757
                                     --------       --------
                                    $ 285,409      $ 285,733
                                    =========      =========

                       DEPARTMENT 56, INC.
                CONSOLIDATED STATEMENTS OF INCOME
        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                            UNAUDITED

                                              QUARTER ENDED
                                        -------------------------
                                         April 5,    December 28,
                                            1997         1996
                                        -----------  ------------
NET SALES                               $   45,729   $    58,996
COST OF SALES                               19,112        25,193
                                           --------      --------
 Gross profit                               26,617        33,803

 Selling, general, and
   administrative expenses                  11,094        11,500
 Goodwill and trademark amortization         1,144         1,144
 Recovery of import duties                    (370)         (200)
                                           --------      --------
OPERATING INCOME                            14,749        21,359

 Interest expense                            1,075         1,357
 Other income, net                            (744)         (260)
                                           --------      --------
INCOME BEFORE INCOME TAXES                  14,418        20,262

INCOME TAXES                                 5,695         8,105
                                           --------      --------
NET INCOME   (1)                        $    8,723   $    12,157
                                        ===========  ============
NET INCOME PER COMMON AND
   COMMON EQUIVALENT SHARE  (1)         $      .40   $       .56
                                        ===========  ============
OPERATING CASH FLOW (2)                 $   17,139   $    23,179
                                        ===========  ============

(1) Net income for the quarter ended April 5, 1997, excluding the effect of the $370 pretax recovery of import duties, was $8,499 or $.39 per share. Net income for the quarter ended March 30, 1996, excluding the effect of the $200 pretax recovery of import duties, was $12,037 or $.55 per share.

(2) Earnings before interest, income tax, depreciation and amortization expenses.